Baby Fox International, Inc.
Shanghai Minhang, District
89 Xinbang Road, Suite 305-B5, PRC

July 27, 2010

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	Baby Fox International, Inc.
Amendment to Registration Statement on Form S-1
Filed June 22, 2010
File No. 333-150835

Dear Mr. Reynolds:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Baby Fox International, Inc. (the “Company”) dated July 7, 2010.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

General Comments

Staff Comment 1.         We note you have changed the name of our auditor from Paritz & Company, P.A. to Friedman LLP.  Please advise us of the nature of this change.

Response: On May 13, 2010, the Company changed its independent registered public accounting firm from Paritz & Company, P.A. to Friedman LLP, a large accounting firm based in New York City with over 350 professionals with extensive experience in the apparel industry.

Staff Comment 2.         We continue to believe that prior comment one from our letter dated May 7, 2010 is applicable.  We note, for example, on page three where you discuss the expected growth in the Chinese economy for the second half of 2009.  Please update the disclosure throughout your document to reflect the passage of time, changes to your business, plans and the economy.

Response: The Company has updated information in the registration statement to include the most up-to-date information to reflect the passage of time, changes to our business and the economy.

John Reynolds
Assistant Director
Securities and Exchange Commission
July 27, 2010

The Company, Page 4

Staff Comment 3.         Please add back the disclosure concerning the familial relationships among the parties to the option agreement, here and elsewhere as appropriate.

Response: The Company has added back the disclosure concerning the familial relationships among the parties to the now rescinded option agreement as requested.

Staff Comment 4.         Please add back the disclosure addressing the size of your net losses for the periods covered by the financial statements.

Response: The Company included the disclosure addressing the size of its net losses for the periods covered by the financial statements as requested.

Risk Factors

Our Independent Auditors Have Expressed Their Concern As To Our Ability To Continue As A Going Concern, Page 9

Staff Comment 5.         We note your statement on Page 5 that your auditor is Friedman LLP.  We also note you indicate that “our independent auditors, Paritz & Company, P.A., have expressed substantial doubt concerning our ability to continue as a going concern...”  Please revise to clarify as appropriate.

Response: As disclosed in response to Staff Comment 1, the Company dismissed Paritz & Company, P.A. as its independent auditors on May 13, 2010 and engaged Friedman LLP as its new independent auditors.  The Company has revised its registration statement to disclose the change in independent auditors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 19

Results of Operations, Page 20

Staff Comment 6.         Please revise to discuss your results of operations – particularly sales – in the same level of detail as you did in your prior amendments.

Response: The Company has revised its discussion on its results of operations as requested.

Staff Comment 7.         We note that you attribute a portion of your increased margins to your warehouse clearance sales as the value of this inventory had been written down previously.  Please revise to indicate whether management believes that its margins will return to historical levels following this liquidation.  If your current period results represent an anomaly due to these sales, state so explicitly.  Also, clarify the dates of these warehouse sales, your prior disclosure had implied that these sales occurred in December.

John Reynolds
Assistant Director
Securities and Exchange Commission
July 27, 2010

Response: Warehouse sales are an integral part of the Company’s newly established muti-tier sale system and will be held seasonally going forward. For the nine months ended March 31, 2010, the Company has held two warehouse sales from December 1, 2009 to February 12, 2010 and from March 5 to March 28, 2010.  Based on the result of these warehouse sales, the Company does not expect its profit margin to return to historical level as the Company plans to periodically hold the warehouse sales going forward. The Company also does not expect its profit margin to stay at the current level because the current higher-than-normal profit margin was due to the benefit from the one time reversal of the write-down as a result of the successful warehouse sales. Currently, the Company does not have enough historical data to predict its future profit margin, but as the new system roll out successfully, the Company will improve its ability to estimate inventory mark-downs. The Company expects future profit margin to stabilize between the historical margin and the current margin. The Company has revised the registration statement accordingly.

Liquidity and Capital Resources, Page 27

Staff Comment 8.         On page 28 you attribute a decline in your accounts payable balance to the fact that you “shifted all of [your] purchases from the related party supplier.”  Please clarify the meaning of this statement and reconcile to financial statement footnote four.

Response: The Company has actually shifted all of its purchases from third parties to the related party supplier.  The registration statement has been revised accordingly.

Comparison of Nine Months Ended March 31, 2010 and 2009 Net Cash Provided by (used in) Operating Activities, Page 28

Staff Comment 9.         We note your response to our prior comment six and the related revisions to your filing.  Please revise to provide additional quantitative disclosure regarding your accounts receivable balances and the allowance for doubtful accounts.  Specifically, please revise to disclose the dollar amount of accounts receivable aged in excess of 60 days and the corresponding allowance for doubtful accounts.  In addition, please disclose the expected timing of collections for the remainder of your accounts receivable balance and provide management’s assessment of the collectability of these balances.

Response: As of March 31, 2010, we have $1,588,258 in accounts receivable aged in excess of 60 days, among which $1,432,314 was aged over 90 days, compared to $720,206 in excess of 60 days (including $274,238 over 90 days) from the same period a year ago. It is the Company’s policy to provide full allowance for any account receivable balance aged over 90 days, excluding those amounts that can be offset against the agent fees payable.  For the nine months ended March 31, 2010, an allowance in the amount of $511,097 has been provided for account receivable balance aged over 90 days, which represents the full balance of the Company’s account receivable aged 90 days that can not be offset with the agent fees.   . As a result, allowance for doubtful accounts increased from $176,803 as of June 30, 2009 to $687,900 as of March 31, 2010. The amount of account receivable aged between 60 days and 90 days as of March 31, 2010 was only $155,944  and was subsequently settled, therefore no bad debt allowance was accrued. The Company believes that it has been very prudent and has provided sufficient allowance for ageing accounts receivable balances although it has never had any actual bad debt losses so far. The Company has revised its disclosure in the registration statement accordingly.

John Reynolds
Assistant Director
Securities and Exchange Commission
July 27, 2010

Consolidated Financial Statements for the Years Ended June 30, 2009 and 2008
General

Staff Comment 10.       Please note the financial statement updating requirements per Rule 8-08 of Regulation S-X, and provide a currently dated consent from your independent accountant with any amendments.

Response: The Company has provided a currently dated consent from our independent accountant with the amendment to the registration statement.

Report of Independent Registered P:ublic Accounting Firm, F-13

Staff Comment 11.       We note that the report of your independent registered public accounting firm is not signed.  Please provide a compliant audit report in accordance with Item 3-02 of Regulation S-T.

Response: The Company has provided a signed report of our independent registered public accounting firm as requested.

Part II
Item 17

Staff Comment 12.       We note that you have altered the language of your undertakings in between amendments.  Please note that the undertakings should be provided in the exact form specified in Item 512 of Regulation S-K.  Please revise as appropriate.

Response: The Company has revised its undertakings in the registration statement as requested.

Exhibits

Staff Comment 13.       We note that you filed a series of agreements purporting to terminate the previous option agreements that gave your management the right to acquire you over time and that the option agreements were entered into in order to structure around certain Chinese laws.  Please revise your disclosure to further explain why these option agreements were terminated, how they impact your business and offering, and clarify whether they were done in response to any government inquiry.  In addition, explain how you will motivate these parties in the absence of such agreements.  If additional or new agreements are contemplated, revise to address.

Response: The option agreements were rescinded because five of the seven milestones listed in the option agreements were not achieved and the Company does not believe achieving these milestones are practical therefore make the vesting of the options not likely. Furthermore, the option agreements may trigger unintended accounting issues for the Company. For the above reason, the parties decided to rescind the option agreements.

The rescission is not the result of any government inquiries and does not impact future resale offering of the Company’s common stock.

John Reynolds
Assistant Director
Securities and Exchange Commission
July 27, 2010

The parties to the option agreements are close family members and by nature of their familial relationships, they will continue to have control over the underlying equity interest. As such, the Company believes that the management will continue to be motivated despite the rescission of the option agreements. The Company plans to design and adopt a stock option plan to reward and incentivize its management team and to retain and attract management talent after its shares are quoted on the OTC Bulletin Board.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not asset staff comments as s defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned or Matthew Chang, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Jieming Huang
Jieming Huang
President and Chief Executive Officer

Enclosures
CC:	Matthew Z. Chang
The Crone Law Group